Exhibit 99.1

Bilibili Inc. Announces 2020 Fourth Quarter and Fiscal Year Financial Results

SHANGHAI, February 24, 2021 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights:

•	Total net revenues reached RMB3,840.1 million (US$588.5 million), a 91% increase from the same period in 2019.

•	Average monthly active users (MAUs) reached 202.0 million, and mobile MAUs reached 186.5 million, representing increases of 55% and 61%, respectively, from the same period in 2019.

•	Average daily active users (DAUs) reached 54.0 million, a 42% increase from the same period in 2019.

•	Average monthly paying users (MPUs1) reached 17.9 million, a 103% increase from the same period in 2019.

“2020 was a year of solid execution on our growth strategy as we brought our business to new heights,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “With a series of high quality content and branding efforts, we continue to influence China’s young generations on an increasing scale while gaining wider recognition among mass audiences. Video has become more and more integrated in various facets of everyday life, prompting massive growth in the video-based market. Benefiting from the inevitable trend of videolization, a broad audience of young users and China’s strong economic growth projections, we are in the right place at the right time to capture the opportunity and increase our leadership in China’s large video-based market, with a goal of delivering sustainable returns to our partners over the long term.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “Our efforts to achieve scale are reflected clearly in another quarter of strong top line growth as our MAUs reached 202 million, a remarkable milestone. In addition to active user numbers, our monthly paying users more than doubled to a record 17.9 million in the fourth quarter, representing a paying ratio of 8.9%. Meanwhile, our gross margin reached 24.6%, marking the 7th consecutive quarter of margin improvement. Looking ahead, we remain committed with our growth strategy to further expand our user base and top line, which we believe will lay a solid foundation for profitability in the long run.”

Fourth Quarter 2020 Financial Results

Total net revenues. Total net revenues were RMB3,840.1 million (US$588.5 million), representing an increase of 91% from the same period of 2019.

Mobile games. Revenues from mobile games were RMB1,129.7 million (US$173.1 million), representing an increase of 30% from the same period of 2019. The increase was primarily due to the popularity of our newly launched mobile games.

Value-added services (VAS) (formerly known as Live broadcasting and VAS). Revenues from VAS were RMB1,247.2 million (US$191.1 million), representing an increase of 118% from the same period of 2019, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB722.4 million (US$110.7 million), representing an increase of 149% from the same period of 2019. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market as well as improvement of our advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB740.8 million (US$113.5 million), representing an increase of 168% from the same period of 2019, primarily attributable to the increase in sales of products through the Company’s e-commerce platform and licensing of content.

Cost of revenues. Cost of revenues was RMB2,896.0 million (US$443.8 million), representing an increase of 80% compared to the same period of 2019. Revenue-sharing cost, a key component of cost of revenues, was RMB1,270.9 million (US$194.8 million), representing an increase of 80% from the same period in 2019.

Gross profit. Gross profit was RMB944.1 million (US$144.7 million), representing an increase of 137% from the same period in 2019, which was primarily due to increased net revenues.

Total operating expenses. Total operating expenses were RMB1,847.5 million (US$283.1 million), representing an increase of 126% from the same period of 2019.

Sales and marketing expenses. Sales and marketing expenses were RMB1,020.7 million (US$156.4 million), representing a 147% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses associated with Bilibili’s app and brand, as well as promotional expenses for the Company’s mobile games and an increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB342.8 million (US$52.5 million), representing a 115% increase year-over-year. The increase was primarily due to the increased headcount in general and administrative personnel, increased share-based compensation expenses, increased allowance for doubtful accounts, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB484.0 million (US$74.2 million), representing a 97% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB903.4 million (US$138.4 million), compared to RMB419.9 million in the same period of 2019.

Income tax expense. Income tax expense was RMB14.8 million (US$2.3 million), compared to RMB6.9 million in the same period of 2019.

Net loss. Net loss was RMB843.7 million (US$129.3 million), compared to RMB387.2 million in the same period of 2019.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisition, was RMB681.9 million (US$104.5 million), compared to RMB336.9 million in the same period of 2019.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB2.34 (US$0.36), compared to RMB1.17 in the same period of 2019. Adjusted basic and diluted net loss per share were RMB1.88 (US$0.29), compared to RMB1.01 in the same period of 2019.

Cash and cash equivalents, time deposits and short-term investments. As of December 31, 2020, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB12.8 billion (US$2.0 billion), compared to RMB8.1 billion as of December 31, 2019.

Fiscal Year 2020 Financial Results

Total net revenues. Total net revenues increased to RMB12.0 billion (US$1.8 billion), representing an increase of 77% from 2019.

Mobile games. Revenues from mobile games increased to RMB4.8 billion (US$736.2 million), representing an increase of 34% from 2019. The increase was mainly attributable to the increasing popularity of the newly launched mobile games.

Value-added services (VAS) (formerly known as Live broadcasting and VAS). Revenues from VAS were RMB3.8 billion (US$589.4 million), representing an increase of 134% from 2019, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising increased to RMB1.8 billion (US$282.4 million), representing an increase of 126% from 2019. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market as well as improvement of our advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB1.5 billion (US$231.0 million), representing an increase of 109% from 2019, primarily attributable to the increase in sales of products through the Company’s e-commerce platform and licensing of content.

Cost of revenues. Cost of revenues increased by 64% to RMB9.2 billion (US$1.4 billion), compared to RMB5.6 billion in 2019. Revenue-sharing cost, a key component of cost of revenues, was RMB4.4 billion (US$669.2 million), representing an increase of 75% from 2019.

Gross profit. Gross profit increased to RMB2.8 billion (US$435.3 million), representing an increase of 139% from 2019.

Total operating expenses. Total operating expenses increased to RMB6.0 billion (US$916.7 million), representing an increase of 123% from 2019.

Sales and marketing expenses. Sales and marketing expenses were RMB3.5 billion (US$535.2 million), representing a 191% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app and brand, including offline events, as well as promotional expenses for the Company’s mobile games and an increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB976.1 million (US$149.6 million), representing a 65% increase year-over-year. The increase was mainly attributable to the increased headcount in general and administrative personnel, increased share-based compensation expenses, increased allowance for doubtful accounts, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB1.5 billion (US$231.9 million), representing a 69% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel, increased share-based compensation expenses and other research and development expenses.

Loss from operations. Loss from operations was RMB3.1 billion (US$481.4 million), compared to a loss of RMB1.5 billion in 2019.

Income tax expense. Income tax expense was RMB53.4 million (US$8.2 million), compared to RMB35.9 million in 2019.

Net loss. Net loss was RMB3.1 billion (US$468.0 million), compared to RMB1.3 billion in 2019.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisition, was RMB2.6 billion (US$401.9 million) compared to RMB1.1 billion in 2019.

Basic and diluted EPS and Adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB8.71 (US$1.33), compared to RMB3.99 in 2019. Adjusted basic and diluted net loss per share were RMB7.46 (US$1.14), compared to RMB3.30 in 2019.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2020 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of December 31, 2020.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Outlook

For the first quarter of 2021, the Company currently expects net revenues to be between RMB3.70 billion and RMB3.80 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

[1]

The paying users are calculated by number of users who paid for games, premium membership, live broadcasting, Bilibili Comic and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. The Company adds the number of paying users of Maoer toward its total paying users without eliminating duplicates.

[2]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on February 24, 2021 (9:00 AM Beijing/Hong Kong time on February 25, 2021).

Details for the conference call are as follows:

Event Title:              Bilibili Inc. Fourth Quarter and Full Year 2020 Earnings Conference Call

Conference ID:        7195771

Registration Link:    http://apac.directeventreg.com/registration/event/7195771

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until March 3, 2021:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	7195771

About Bilibili Inc.

Bilibili represents an iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisition, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the Impact of COVID-19, Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on the Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	871,365	1,275,136	1,129,656	3,597,809	4,803,382
Value-added services (formerly known as Live broadcasting and VAS)	570,860	979,633	1,247,226	1,641,043	3,845,663
Advertising	289,595	557,510	722,424	817,016	1,842,772
E-commerce and others	275,949	413,434	740,821	722,054	1,507,159

Total net revenues	2,007,769	3,225,713	3,840,127	6,777,922	11,998,976
Cost of revenues	(1,609,854)	(2,464,138)	(2,896,003)	(5,587,673)	(9,158,800)
Gross profit	397,915	761,575	944,124	1,190,249	2,840,176

Operating expenses:
Sales and marketing expenses	(413,166)	(1,190,354)	(1,020,688)	(1,198,516)	(3,492,091)
General and administrative expenses	(159,524)	(253,475)	(342,819)	(592,497)	(976,082)
Research and development expenses	(245,168)	(401,030)	(483,973)	(894,411)	(1,512,966)

Total operating expenses	(817,858)	(1,844,859)	(1,847,480)	(2,685,424)	(5,981,139)

Loss from operations	(419,943)	(1,083,284)	(903,356)	(1,495,175)	(3,140,963)

Other income/(expenses):
Investment (loss)/income, net	(418)	14,245	9,016	96,610	28,203
Interest income	36,386	18,150	14,995	162,782	83,301
Interest expense	(14,858)	(35,961)	(34,743)	(46,543)	(108,547)
Exchange (losses)/gains	(3,201)	11,406	13,388	(11,789)	41,717
Others, net	21,749	(8,176)	71,750	26,412	95,641

Total other income/(expenses), net	39,658	(336)	74,406	227,472	140,315

Loss before income tax	(380,285)	(1,083,620)	(828,950)	(1,267,703)	(3,000,648)
Income tax	(6,926)	(17,277)	(14,761)	(35,867)	(53,369)

Net loss	(387,211)	(1,100,897)	(843,711)	(1,303,570)	(3,054,017)
Accretion to redeemable noncontrolling interests	—	(1,262)	—	—	(4,292)
Net loss attributable to noncontrolling interests	4,370	20,143	15,912	14,597	46,605

Net loss attributable to the Bilibili Inc.’s shareholders	(382,841)	(1,082,016)	(827,799)	(1,288,973)	(3,011,704)

Net loss per share, basic	(1.17)	(3.08)	(2.34)	(3.99)	(8.71)
Net loss per ADS, basic	(1.17)	(3.08)	(2.34)	(3.99)	(8.71)
Net loss per share, diluted	(1.17)	(3.08)	(2.34)	(3.99)	(8.71)
Net loss per ADS, diluted	(1.17)	(3.08)	(2.34)	(3.99)	(8.71)
Weighted average number of ordinary shares, basic	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023
Weighted average number of ADS, basic	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023
Weighted average number of ordinary shares, diluted	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023
Weighted average number of ADS, diluted	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	5,715	10,296	12,660	23,281	37,087
Sales and marketing expenses	3,945	10,757	12,080	14,269	40,808
General and administrative expenses	16,287	41,509	72,407	68,497	181,753
Research and development expenses	15,607	33,804	50,214	66,503	126,250

Total	41,554	96,366	147,361	172,550	385,898

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	December 31,
	2019	2020
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,962,660	4,678,109
Time deposits	1,844,558	4,720,089
Accounts receivable, net	744,845	1,053,641
Prepayments and other current assets	1,511,191	1,930,519
Short-term investments	1,260,810	3,357,189

Total current assets	10,324,064	15,739,547

Non-current assets:
Property and equipment, net	516,087	761,941
Production cost, net	443,533	667,876
Intangible assets, net	1,657,333	2,356,959
Goodwill	1,012,026	1,295,786
Long-term investments, net	1,251,129	2,232,938
Other long-term assets	312,395	810,561

Total non-current assets	5,192,503	8,126,061

Total assets	15,516,567	23,865,608

Liabilities
Current liabilities:
Accounts payable	1,904,042	3,074,298
Salary and welfare payables	355,936	734,376
Taxes payable	67,856	127,192
Short-term loan	—	100,000
Deferred revenue	1,369,000	2,118,006
Accrued liabilities and other payables	575,763	1,237,676

Total current liabilities	4,272,597	7,391,548
Non-current liabilities:
Long-term debt	3,414,628	8,340,922
Other long-term liabilities	192,882	350,934

Total non-current liabilities	3,607,510	8,691,856

Total liabilities	7,880,107	16,083,404

Total Bilibili Inc.’s shareholders’ equity	7,052,484	7,600,200
Noncontrolling interests	583,976	182,004

Total shareholders’ equity	7,636,460	7,782,204

Total liabilities and shareholders’ equity	15,516,567	23,865,608

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Net loss	(387,211)	(1,100,897)	(843,711)	(1,303,570)	(3,054,017)
Add:
Share-based compensation expenses	41,554	96,366	147,361	172,550	385,898
Amortization expense related to intangible assets acquired through business acquisitions	8,722	16,007	16,007	49,517	48,958
Income tax related to intangible assets acquired through business acquisitions	—	(1,514)	(1,514)	—	(3,028)

Adjusted net loss	(336,935)	(990,038)	(681,857)	(1,081,503)	(2,622,189)

Net loss attributable to the Bilibili Inc.’s shareholders	(382,841)	(1,082,016)	(827,799)	(1,288,973)	(3,011,704)
Add:
Share-based compensation expenses	41,554	96,366	147,361	172,550	385,898
Amortization expense related to intangible assets acquired through business acquisitions	8,722	16,007	16,007	49,517	48,958
Income tax related to intangible assets acquired through business acquisitions	—	(1,514)	(1,514)	—	(3,028)

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(332,565)	(971,157)	(665,945)	(1,066,906)	(2,579,876)

Adjusted net loss per share, basic	(1.01)	(2.76)	(1.88)	(3.30)	(7.46)
Adjusted net loss per ADS, basic	(1.01)	(2.76)	(1.88)	(3.30)	(7.46)
Adjusted net loss per share, diluted	(1.01)	(2.76)	(1.88)	(3.30)	(7.46)
Adjusted net loss per ADS, diluted	(1.01)	(2.76)	(1.88)	(3.30)	(7.46)
Weighted average number of ordinary shares, basic	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023
Weighted average number of ADS, basic	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023
Weighted average number of ordinary shares, diluted	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023
Weighted average number of ADS, diluted	327,692,893	351,301,703	353,736,436	323,161,680	345,816,023